FOIA Confidential Treatment Request
Pursuant to Rule 83 by National Westminster Bank Plc

Kevin W Vaughn Accounting Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424

29 April 2013

Dear Mr Vaughn

National Westminster Bank Plc
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 23, 2012
File No. 001-09266

Further to our letter of 5 April, our responses to comments 4, 6 and 7 in your letter of 1 March 2013 are set out below.  All page references are to the Form 20-F for the fiscal year ended 31 December 2011.  References to ‘Company’ or ‘the Group’ are to National Westminster Bank Plc and its subsidiaries; and ‘RBSG’ or ‘the RBS Group’ to The Royal Bank of Scotland Group plc.

Additional Information, page 199

Analysis of loans to customers by geographical area and type of customer, page 200

4.	We note your response and proposed disclosure to prior comment 11 from our letter dated December 31, 2012. Please further revise your proposed disclosure to address the following:
•	The amount of provision related specifically to interest-only loans as of each period end.

Retail interest only loans are not segregated into separate portfolios in the computation of either the Group’s latent loss provision or its collectively assessed provisions in respect of impaired retail loans.  As such it is not possible to separately identify provisions held in respect of retail interest only loans.  Performing forbearance loans including interest only conversions are subject to higher provisioning rates than the remainder of the performing book.

•	Provide a tabular disclosure of interest-only loans segregated by year of maturity and type of interest-only structure (e.g. balloon payment, delayed fully amortizing, etc.).

2013.04.29.1	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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Please see our proposed disclosures for inclusion in the Group’s 2013 Form 20-F set out in the annex.

•	Clarify whether the loans convert to amortizing after the interest-only period ends, and if so, discuss the typical percentage impact to the monthly payment upon conversion to an amortizing loan.

We will discuss the conversion of interest only loans to amortising and its effect on monthly payments in the Group’s 2013 Form 20-F.  Please see the proposed disclosures set out in the annex.

•
Quantify the historical percentage of interest-only loans that reached maturity and of those, the percentage that were able to pay off the principal balance versus the percentage that subsequently defaulted upon maturity.

We will discuss and quantify this information in the Group’s 2013 Form 20-F.  Please see the proposed disclosures set out in the annex.

•
For loans which you originated as interest-only loans, tell us whether you have provided any additional extensions to the interest-only period for these loans and if so, disclose the reason(s) for doing so. Also, identify whether you consider these loans to be in forbearance upon the subsequent extension.

Our proposed disclosure for inclusion in the Group’s 2013 Form 20-F (set out in the annex) includes a discussion of term extensions.

•	Discuss the extent to which you evaluate loan-to-value ratios (LTVs) and the ultimate collection of all principal and interest before making these extensions.

Term extensions are granted on the basis of affordability throughout the extended period taking into account characteristics such as the customers’ income and ultimate repayment vehicle.  LTV, though not key to the decision, will be taken into account.

•
For the loans which are converted to interest-only under your forbearance program, revise your proposed disclosure to clarify how long the interest-only period for these loans is typically extended. To the extent it is for one year or more, revise to discuss how this impacts your 30-day and 90-day arrears statistics. Given that the borrower is only required to make the interest payment under the forbearance program, address the extent to which this type of modification positively impacts your delinquency trends and whether such trends are reflective of the likelihood of ultimate collection.

For the forbearance programmes in Ulster we will provide disclosures about the typical period of extension and how extensions are treated in the Group’s arrears and delinquency data.  For UK Retail, interest only

2013.04.29.2	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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conversions have not been used as a tool to support customers in financial stress since 2009.

•
To the extent any interest-only loans convert to amortizing, discuss the impact to historical and expected credit quality trends and delinquency statistics upon converting to an amortizing loan. Further, disclose credit quality information separately for interest-only loans compared to other types of loans, including past due amounts, impaired amounts, and LTVs, in addition to separately disclosing interest-only loans in forbearance (which you already proposed to disclose as per your recent response letter).

Interest only loans that convert to amortising are offered as part of the Ulster Retail forbearance programme (temporary conversion to interest only).  We will discuss the effect of conversion on credit quality trends and delinquency in the Group’s 2013 Form 20-F – see proposed disclosures set out in the annex.

Risk Factors, page 217

6.
You disclose that your ultimate holding company, The Royal Bank of Scotland Group plc, its subsidiary and associated undertakings, and you and your own subsidiary and associated undertakings are and may be subject to litigation and regulatory investigations that may have a material impact on your business, including sanctions-related investigations. Cuba, Sudan, and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include specific disclosure regarding contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. In this regard, we note publicly-available information indicating that you have a correspondent banking relationship with Mashreq Bank, which operates in Sudan. Your response should describe any funds, services, or support you have provided to Cuba, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Please see the response to question 7 below.

7.
Please discuss for us the materiality of the contacts with Cuba, Sudan, and Syria that you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of your corporate activities upon your reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of

2013.04.29.3	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Introduction

The RBS Group and its subsidiaries, including NatWest, have measures in place designed to ensure compliance with all applicable international sanctions laws and regulations issued by the relevant authorities in the UK, the EU and the US and by the United Nations, as well as any local laws and regulations applicable to affiliates and branches located in jurisdictions throughout the world.  The Group has adopted or may adopt policies that go beyond the requirements of applicable laws and regulations in order to ensure a consistent level of compliance globally.

Physical presence

The Group does not have a physical presence (branch, subsidiary, affiliate, representative office or otherwise) in Cuba, Sudan and Syria (hereafter the ’Subject Countries’) nor does it solicit business in these countries.

Sanctions Policy Chapter of the Corporate Conduct Policy Standard

As discussed below, the Group’s compliance policies prohibit business with the Subject Countries that would violate any regulatory requirements applicable to the relevant member of the Group.  Specific compliance requirements in relation to these countries are set forth in the Group’s Sanctions Policy Chapter of the Corporate Conduct Policy Standard.  These standards are applicable to every part of the Group’s business in every part of the world, including NatWest and its subsidiaries.  Each employee of the Group is required to undertake awareness training in relation to the Sanctions Policy Chapter, with additional targeted training made available to staff in roles which may involve exposure to sanctions risk.

Cuba and Sudan

The Group does not allow any trade financing or loan transactions involving Cuba or Sudan, unless specific approval is received from the Group’s compliance function (hereafter ‘Compliance’).  Such approval may be provided if a transaction relates to export of food or humanitarian aid.  The Group will only allow payments involving Cuba or Sudan if no US element is present in the transaction, or where they are permitted under the relevant US laws and regulations (e.g. under licence).  Any such transactions will be checked against all legal requirements applicable to the Group and the relevant branch or subsidiary, including screening against applicable sanctions lists issued by the UK, EU, US and relevant local authorities.

The Group only allows existing non-USD accounts to be held by individuals and entities residing in Cuba or Sudan. The Group has terminated all USD accounts held by clients resident in Cuba or Sudan, located or organized in these countries or that appear to be owned or controlled by Cuban or Sudanese entities or residents or the government of these countries.  No new customer relationships are permitted for Cuban or Sudanese residents or for entities that appear to be owned or controlled by Sudanese or Cuban entities or residents or the government of either country.

2013.04.29.4	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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Customer exposure to Sudan is very limited and mostly related to the retail segment.  The Group does not maintain any correspondent banking relationships with Sudanese banks.  [Sentences redacted]

Customer exposure towards Cuba is close to nil.  The Group does not maintain any correspondent banking relationships with Cuban banks.  The Group does not have any trade exposure towards Cuba and has very limited trade exposure towards Sudan. Certain existing trade exposure with respect to Sudan relates to entities that are considered part of or appear to be owned or controlled by the Sudanese government.  The exposure is closely reviewed by Compliance.

The Group is actively exiting any customer and trade finance exposure that is outside the boundaries of its Sanctions Policy Chapter as described above. Where immediate exit is not possible (e.g. due to liability considerations under prevailing law) continuation of the customer relationship or transaction will be ring fenced and restricted with a view to exiting the relationship as soon as possible.  All activity is conducted in compliance with all currently applicable UK, EU and US sanctions laws and regulations.

Both from a quantitative and qualitative materiality perspective, NatWest’s transactions with and financial services provided to entities located or organized in Cuba or Sudan, residents of either country, and the governments of the two countries are insignificant and immaterial in size, number and frequency.  For Sudan and Cuba combined, revenue for each of 2010, 2011 and 2012 did not exceed USD1m (0.01% of total revenues), period-end assets did not exceed USD5m (0.001% of total assets) and liabilities did not exceed USD50m (0.01% of total liabilities).

Syria

The Group allows customer and transactional exposures associated with Syria that are consistent with applicable international regulatory requirements.  The US and other countries have significantly increased sanctions on Syria in recent years.  In order to ensure compliance with these increased sanctions measures, the Group’s Sanctions Policy Chapter has been updated and now forbids any new relationships with Syrian resident customers and mandates exit from any such existing relationships. All transactions involving Syria are prohibited, with the exception of: (i) transactions on behalf of resident customers awaiting exit that do not involve a US element, sanctioned element or (directly or indirectly) the Government of Syria; and (ii) transactions related to food or humanitarian aid that do not involve a US or sanctioned element. Transactions are only permitted under these exceptional circumstances with the approval of Compliance.

The Group has very limited customer and trade exposure toward Syria. In line with the Group’s current policy stance, existing Syrian resident relationships

2013.04.29.5	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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are being exited and the Group does not maintain correspondent banking relationships with any Syrian banks.

Both from a quantitative and qualitative materiality perspective, NatWest’s transactions with or financial services provided to residents of and entities located in Syria are insignificant and immaterial in size, number and frequency. In each of 2010, 2011 and 2012 revenue from Syria was less than USD1m (0.01% of total revenues) period-end assets were less than USD30m (0.01% of total assets) and liabilities were less than USD30m (0.01% of total liabilities).

Investment risks for security holders

The revenues, assets and liabilities associated with NatWest’s very limited and closely controlled contacts with the Subject Countries are de minimis in light of the bank’s total revenues, assets and liabilities.  As a result of strict policies implemented throughout the Group as well as its proactive exit policy, NatWest’s existing exposure to the Subject Countries is expected to decrease in coming years.  Furthermore, NatWest has no presence in the Subject Countries, and it has screening and monitoring tools in place to mitigate business risks related to its existing exposure towards the Subject Countries.  As such, we believe that NatWest’s current involvement with the Subject Countries does not constitute a material concern to potential or existing investors.

As noted in NatWest’s Form 20-F for the fiscal year ended December 31, 2011 and in RBS Group’s Annual Results for 2012, the Group is continuing to co-operate with US and UK authorities in respect of investigations relating to historical compliance with US economic sanctions regulations. The Group cannot currently determine the outcome of its ongoing discussions with the relevant authorities, except to note that the investigation costs, remediation required or liability incurred could have a material effect on the Group’s net assets, operating results or cash flows in any particular period.

We expect that a reasonable investor would consider all of these factors with respect to NatWest’s contacts with the Subject Countries in making an informed investment decision.

We are aware of, and sensitive to, the sentiments that are expressed in certain legislation which has been adopted by some state legislatures in the United States of America as well as the content of certain universities’ endowment investment policies with respect to issuers’ activities involving the Subject Countries.  We do not believe that the effect or purpose of such state statutes or policies alters our conclusions regarding the level of investment risk arising from NatWest’s current limited contacts in relation to the Subject Countries, although it is possible that state and university investors may consider our public disclosures regarding ongoing sanctions investigations by US and UK authorities when making their investment decisions.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any

2013.04.29.6	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ Rajan Kapoor

R Kapoor
Group Chief Accountant

2013.04.29.7	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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Annex
Interest only retail loans

The Group’s principal interest only retail loan portfolios comprise interest only mortgage lending in UK Retail, Ulster Bank and Wealth.  At 31 December 2013 these amounted to £xx.x billion (31 December 2012 - £xx.x billion).   A further £xx.x billion of mortgage lending is on mixed repayments: a combination of interest only and capital repayments.  At 31 December 2013, other interest only retail loans totalled £xx.x billion (31 December 2012 - £xx.x billion).

UK Retail withdrew interest only repayment mortgages from sale to residential owner occupied customers with effect from 1 December 2012: interest only repayment remains an option on buy-to-let mortgages.  Ulster Bank withdrew its interest only mortgage offering in the Republic of Ireland in 2010 and in Northern Ireland in 2012.  It now grants interest only mortgages on a very limited basis to high net worth customers or on a temporary basis as part of its forbearance programme.  Wealth offers interest only mortgages to their high net worth customers.

The tables below analyse the Group’s interest-only mortgage portfolios (excluding mixed repayment mortgages) by type, by year of contractual maturity and by originating division:

31 December 2013	2014-15	2016-20	2021-25	2023-30	2031-40	After 2040	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Bullet principal repayment
Conversion to amortising
Total

31 December 2013 Division	Bullet principal repayment	Conversion to amortising	Total	% divisional mortgage lending
	£bn	£bn	£bn	%
UK Retail
Ulster Bank
Wealth
Total

UK Retail’s interest only mortgages require full principal repayment (bullet) at time of maturity: typically such loans have terms of between X and Y years.  Contact strategies are in place to remind customers of their need to have an adequate repayment vehicle throughout the mortgage term.  Of the bullet loans that matured in 2012, x% had fully repaid by 31 December 2013 with residual balances of £xx.x billion, x% of which continue to meet agreed payment arrangements.  Customers may be offered a short extension to the term of an interest-only mortgage or a conversion to capital and interest repayment basis, subject to affordability and characteristics such as the customers’ income and ultimate repayment vehicle. The majority of term extensions in UK Retail are classified as forbearance.

Ulster Bank’s interest only mortgages require full principal repayment (bullet) at time of maturity.  Contact strategies are in place to remind customers of their need to have an adequate repayment vehicle throughout the mortgage term.  Of the bullet loans that matured in 2012, x% had fully repaid by 31 December 2013 with residual balances of £xx.x billion, x% of which are meeting the terms of a revised repayment schedule.   Ulster Bank also offers temporary interest only periods to customers as

2013.04.29.8	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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part of its forbearance programme. The interest only period is permitted for up to X years after which the customer enters an amortising repayment period following further assessment of the customers’ circumstances and affordability.  Term extensions in respect of existing interest only mortgages are offered only under a forbearance arrangement.

The table below analyses the Group’s retail mortgage portfolio between interest-only mortgages (excluding mixed repayment mortgages) and other mortgage loans:

31 December 2013	Interest only	Other	Total
Arrears status

Current
1 to 90 days in arrears
90+ days in arrears
Total

Current LTV
<= 50%
> 50% and <= 70%
> 70% and <= 90%
> 90% and <= 100%
> 100% and <= 110%
> 110% and <= 130%
> 130% and <= 150%
> 150%
Total with LTVs
Other
Total

Types of retail forbearance

A number of forbearance options are utilised by the Group’s retail businesses. These include, but are not limited to, payment concessions, capitalisations of arrears over the remaining term of the mortgage, extension to the mortgage term and temporary conversions to interest only.

In payment concession arrangements a temporary reduction in, or elimination of, the periodic (usually monthly) loan repayment is agreed with the customer. At the end of the concessionary period, forborne principal and accrued interest outstanding is scheduled for repayment over an agreed period.

For UK Retail, interest only conversions have not been used as a tool to support customers in financial stress since 2009.  For Ulster Bank, interest only conversions are offered to customers in financial stress on a temporary basis for periods of up to x years.  The customer’s delinquency status does not deteriorate further whilst forbearance repayments are maintained.  At the end of the forbearance period, an affordability assessment is conducted and consideration given to the repayment of arrears that have accumulated based on original terms during the forbearance period.

As a result of the economic difficulties in the Republic of Ireland market and responding to regulatory intervention in the Irish mortgage market, Ulster Bank has developed additional treatment options to support customers in overcoming financial difficulties, over an extended period of time.

2013.04.29.9	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB